UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Sociedad Química y Minera de Chile S.A. (SQM) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-254538) filed on March 19, 2021.

Other Events

In connection with the Company’s previously announced rights offering, the Company is filing the Dealer Manager, Placement Facilitation and Underwriting Agreement dated March 26, 2021 by and among the Company and BofA Securities, Inc., J.P. Morgan Securities LLC, Banco BTG Pactual S.A. – Cayman Branch and Larraín Vial S.A. Corredora de Bolsa (collectively, the “Dealer Managers/Placement Agents”) filed as Exhibit 1.1 to this Report on Form 6-K, the Placement Facilitation Supplement dated April 28, 2021 by and among the Company and the Dealer Managers/Placement Agents filed as Exhibit 1.2 to this Report on Form 6-K and the opinion of Claro y Cía (including the consent of Claro y Cía) filed as Exhibit 5.1 to this Report on Form 6-K.

Exhibits

Exhibit 1.1	Dealer Manager, Placement Facilitation and Underwriting Agreement dated March 26, 2021 by and among the Company and the Dealer Managers/Placement Agents, as representatives of the several Dealer Managers, Placement Agents and Underwriters named in Schedule 1 to the Dealer Manager, Placement Facilitation and Underwriting Agreement.

Exhibit 1.2	Placement Facilitation Supplement dated April 28, 2021 by and among the Company and the Dealer Managers/Placement Agents, as representatives of the several Placement Agents named in Schedule 1 to the Dealer Manager, Placement Facilitation and Underwriting Agreement.

Exhibit 5.1	Opinion of Claro y Cía.

Exhibit 23.1	Consent of Claro y Cía., contained in its opinion filed as Exhibit 5.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 4, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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